Exhibit 99.1

        Speaking today at a presentation to analysts on regulatory and litigation matters in the tobacco industry, Gareth Davis, Chief Executive, will confirm that the trading trends outlined at the Annual General Meeting on 3 February 2004 continue and that the overall anticipated performance of the Group for the current financial year to 30 September 2004 remains in line with management expectations at that time.

        Interim results for the year ended 30 September 2004 will be announced on Wednesday 28 April 2004.

ENDS ENQUIRIES
Alex Parsons Imperial Tobacco Group Group Media Relations Manager Tel +44 (0)117 933 7241	Nicola Tate Imperial Tobacco Group Investor Relations Manager Tel: +44 (0)117 933 7082